SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on November 9, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 30, 2006	By	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

NEWS RELEASE

CONTACTS:	Gary S. Maier/Crystal Chang Warner Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS LIMITED DECLARES SEMI-ANNUAL CASH DIVIDEND

HONG KONG - November 9, 2006 - Highway Holdings Limited (Nasdaq: HIHO) today announced that its board of directors has declared a semi-annual cash dividend of $0.16 per share on the company’s common stock. The dividend will be paid December 8, 2006 to shareholders of record on November 28, 2006.

The company paid a $0.20 annual cash dividend in August 2006. It is the company’s policy to pay dividends when the company’s financial conditions permit.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

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